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                              March 1, 2021

       Chirag Bhavsar
       Chief Executive Officer
       CNL Strategic Capital, LLC
       450 South Orange Avenue
       Orlando, Florida 32801

                                                        Re: CNL Strategic
Capital, LLC
                                                            Registration
Statement on Form S-1
                                                            Filed February 19,
2021
                                                            File No. 333-253295

       Dear Mr. Bhavsar:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 19, 2021

       Incorporation by Reference, page 189

   1. It appears you are attempting to rely on Instruction VII to Form S-1 to incorporate by reference previously
filed Exchange Act reports. Because you have not yet filed your
                                                        Form 10-K for your most
recently completed fiscal year, the fiscal-year ended December
                                                        31, 2020, it therefore
appears you have not satisfied the requirements of paragraph C of that instruction.
Please either file your Form 10-K, including the information required by
                                                        Part III, or revise
your registration statement to include all disclosures required by Form
                                                        S-1.
       General

   2. Please update your filing to include the disclosures required by Item 402 of Regulation S-
 Chirag Bhavsar
CNL Strategic Capital, LLC
March 1, 2021
Page 2
      K for your last-completed fiscal year, the fiscal-year ended December 31, 2020.
      See Compliance and Disclosure Interpretation, Question 117.05 of Securities Act Forms.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameChirag Bhavsar
                                                           Division of
Corporation Finance
Comapany NameCNL Strategic Capital, LLC
                                                           Office of
Manufacturing
March 1, 2021 Page 2
cc:       Jay Bernstein
FirstName LastName